October 18, 2016
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CLIENT/MATTER NUMBER
063723-0101

Via EDGAR System

Ms. Megan Miller U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	OCM Mutual Fund (File No. 811-04010)
Annual Report on Form N-CSR
Filed on February 1, 2016

Dear Ms. Miller:

On behalf of our client, OCM Mutual Fund, a Massachusetts business trust (Investment Company Act File No. 811-04010), which is comprised of one portfolio, the OCM Gold Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced annual report of the Fund (the “Annual Report”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

Annual Report

1.            In the “Organization” footnote to the financial statements, in future filings, please add in a reference to the fact that the Fund is a non-diversified fund.

Response:  As requested, in future filings the Fund will add in a reference to the fact that the Fund is a non-diversified Fund.

2.            We noted the “Subsequent Events” footnote to the financial statements saying that after November 30, 2015 there was a 30% reduction in assets due to redemption.  Please confirm that this did not change the fee table in the prospectus.  In other words, confirm that you used the annual report numbers in the fee table in the prospectus.

Response:  The Fund used the annual report numbers in the fee table in the prospectus.  The Fund considered restating based on the redemptions, but determined that a restatement was not necessary due to various factors, including the fact that assets under management had stabilized.  And, in fact, while the expense ratios have fluctuated throughout the fiscal year based on the gold market, the current ratios are not materially different from those presented in the prospectus.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

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